EXHIBIT 12

    TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Three Months Ended May 5, 2001 and April 29, 2000
and for the Five Years Ended February 3, 2001

(Millions of Dollars)

	Three Months Ended				Fiscal Year Ended
	May 5 2001	,	April 29 2000	,	Feb. 3 2001	,	Jan. 29 2000	,	Jan. 30 1999	,	Jan. 31 1998	,	Feb. 1 1997	,
Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings before extraordinary charges	$254		$239		$1,264		$1,185		$962		$802		$474
Income taxes	156		150		789		751		594		524		309

Total earnings before extraordinary charges	410		389		2,053		1,936		1,556		1,326		783

Fixed charges:
Interest expense	120		103		468		415		421		437		464
Interest portion of rental expense	17		17		77		69		63		59		59

Total fixed charges	137		120		545		484		484		496		523

Less:
Capitalized interest	(12)		(5)		(31)		(16)		(16)		(16)		(16)

Fixed charges in earnings	125		115		514		468		468		480		507

Earnings available for fixed charges	$535		$504		$2,567		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary charges to fixed charges	3.91		4.19		4.72		4.96		4.18		3.65		2.46

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$137		$120		$544		$484		$484		$496		$523
Dividends on preferred stock (pre-tax basis)	—		—		—		29		32		35		37

Total fixed charges and preferred stock dividends	137		120		544		513		516		531		560

Earnings available for fixed charges and preferred stock dividends	$535		$504		$2,567		$2,404		$2,024		$1,806		$1,290

Ratio of earnings before extraordinary charges to fixed charges and preferred stock dividends	3.91		4.19		4.72		4.69		3.92		3.40		2.30